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                                                                Exhibit 3(ii).4

                        BURNHAM PACIFIC PROPERTIES, INC.
                               (the "Corporation")

                               AMENDMENT TO BYLAWS

     On May 31, 2000, the Board of Directors of the Corporation amended the Bylaws of the Corporation by:

     1. Deleting therefrom ARTICLE II, Section 2 in its entirety and inserting the following in lieu thereof:

     "Section 2. ANNUAL MEETING. An annual meeting of the stockholders for the election of directors and the transaction of any business within the powers of the Corporation properly brought before the meeting shall be held on the third Wednesday of October each year, or on such other date set by the Board of Directors, if any, which is not more than fifteen days prior to or after such third Wednesday of October, and at such time as shall be fixed by the Board of Directors."



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